PANNONPLAST INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchan
Office of Internatio
450 Fifth Street, N.W
Washington, D.C. 20
Stop 3-9

Budapest, 13rd May, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Flash Report on Q1 2002

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

PANNONPLAST PLC.
Flash Report on Q1 2002 Operations

The Flash Report contains the consolidated financial statements and data of the Pannonplast Group according to the International Standards (IAS). The statements are non-audited.

1. SUMMARY

- **Pannonplast performed its Q1 2002 operations under unfavourable environmental circumstances and stagnating market demand. As a result, the Company generated sales revenues of HUF 7,530 million, a decrease of some 4% over the basic period in 2001. Foreign sales was 10% lower than in the basic period, its ratio accounted for 30.3% of total sales.**
- **At the same time gross margin ratio increased from the basic period's 29.1% to 29.6%. Selling, General and Administrative Costs was HUF 1,779 million, HUF 207 million higher than in the basic period, but HUF 300 million lower than Q4 2001's figure.**
- **As a result of the lag in sales revenues and other income, the Operating profit and the Net income were lower by 51% and 52% than in Q1 2001, respectively. The Operating cash flow (EBITDA) was HUF 1,004 million or 73.6% of the basic period.**
- **Pannonplast's net income in Q1 2002 amounted to HUF 179 million, HUF 227 million lower than it was in Q1 2001. In spite of the above mentioned, the Company does not modify its annual forecast, is confident about the market recovery projected for the second half of the year and expects the effects of measures taken for increasing efficiency and decreasing costs.**
- **Consolidated net value of the Company's fixed assets was HUF 21.4 billion, 2.9% higher than a year before. Shareholders' Equity was HUF 18.1 billion, the annual increase was 3.2%. The Company spent HUF 340 million on developments in Q1 2002. The leverage is 52%, similar to last year's figure.**
- **At Pannon Aldra the shareholders raised the ordinary share capital by HUF 250 million each. At Dexter reorganization and relocation of machine-tools have started. Polifoam established a subsidiary company in Russia under the name of Trocellen RUS.**
- **The total number of employees in PANNONPLAST Group was 2380, the staff number decreased by 116 persons compared to the previous period.**
- **In line with the submissions, the AGM re-elected the members of the BOD and the Supervisory Board. Upon proposal of domestic investment funds the AGM elected Mr. Gábor Ujlaki as BOD member. The BOD elected Ms. Erzsébet Fehér, Ph. D. as chairperson of the BOD.**

2. DATA SUMMARY

	31.03.2002 (HUF million)	*31.03.2001 (HUF million)*	*Index (%)*
Total Sales Revenues	7 530	7 841	96.0
Sales in foreign countries	2 282	2 521	90.5
-- ratio %	30.3	32.2	
Operating Profit (EBIT)	340	691	49.2
Operating Cash Flow (EBITDA)	1 004	1 365	73.6
Income before tax	256	530	48.3
Net Income	179	406	44.1
Total Shareholders' Equity	18 064	17 510	103.2
Total Assets	34 111	34 306	99.4

3. ANALYSIS OF INCOME STATEMENT

3.1. The Company's Sales Revenues in Q1 2002 were HUF 7,530 million, some 4% lower than those in the same period in 2001. This quarter the continuous decrease of demand – that was typical last year – stopped, but considerable increase was not felt. Moldin's and Moldin 2000's sales revenues – due to strategic decisions of our business partners – had unfavourable effect on the Company's performance.

The severe weather made Pannonpipe's and Polifoam's sales difficult. The extreme weather conditions held up mainly Pipelife Romania's turnover as well as Polifoam's export to Norway and Russia. Turnover of pipes and foam products in March was already in line with the projected figures. With the new product mix, Pannon Aldra was able to counterbalance the lack in sales revenues resulting from the ceased production of PVC flooring. Sales of Tu-Plast products is growing according to the plan.

Sales revenues of the subsidiaries in Consumer Packaging Cluster were similar to the basis period. Almand could increase its sales revenues due to capacity expansion.

Sales revenues in Injection Moulding Technology Cluster decreased. The lag was caused by relocating the production of HP printers and finishing the production of Philips analogue videos. The lack was just partly counterbalanced by running-in DVD drivers and LCD monitors as well as introduction of the production of new electronic components. Decrease in Dexter's sales revenues is in connection with the on-going reorganization.

The ratio of foreign sales is HUF 2,282 million, or 30.3%, compared to Q1 2001's 32.2%. The difference is HUF 239 million, which was caused by the irregular export because of the year-beginning weather and by the stronger Hungarian forint.

3.2. Gross margin ratio increased from the basis period's 29.1% to 29.6%. Besides the slight increase in gross margin ratio, the margin value decreased by HUF 53 million compared to Q1 2001. The growth in margin ratio strongly correlates

with the decrease of injection moulding products ratio, as well as lower plastic raw material prices at the end of 2001 and beginning of 2002 .

3.3. Selling, General and Administrative Costs came to HUF 1,779 million, HUF 207 million higher than in the basis period, but HUF 300 million lower than Q4 2001's figure. One-time expenditures of the on-going reorganization (at Pannon Aldra and Dexter) caused transitionary increase in costs.
The HUF 13 million increase in Other expenses resulted from FX loss realized on customers. Lack in selling tangible fixed assets accounts for decrease in Other income.

3.4. The Company's Operating profit (EBIT) is HUF 340 million, representing 49.2% of the figure in Q1 2001. The fulfilled and on-going measures did not counterbalanced fully the effect of decrease in sales revenues. Keen price competition can be expected in the future, too. Operating cash-flow (EBITDA) is HUF 1,004 million, HUF 361 million lower than that of last period because of EBIT.

3.5. The result of financial operations is HUF 73 million expenses, which is the result of FX gain realized on bank debts as well as the balance of received and paid interests. While in Q1 2001 the Hungarian forint became weaker and it caused FX loss, by the end of Q1 2002 the Hungarian forint further strengthened, resulting a decrease in financial expenses.

3.6. Operating profit is HUF 267 million, 50.1% of basis year's figure. The Company's income before taxes is HUF 256 million, 48.3% of Q1 2001.
Pannonplast's net income in Q1 2002 is HUF 179 million, HUF 227 million or 55.9% lower than it was in Q1 2001.
The Company believes in the market recovery projected for the second half of the year and in the effects of measures in order to reduce costs and increase efficiency. Based on it, the Company does not modify its annual forecast.

4. ANALYSIS OF THE BALANCE SHEET

4.1. The 12% increase in intangible assets is owing to software purchase in 2001 and the activated R&D. The net value of tangible fixed assets increased by HUF 420 million as a common effect of realized depreciation and withheld investment activity. Consolidated net value of the Company's fixed assets is HUF 21.4 billion, 2.9% higher than a year before.

4.2. Due to consistent working capital management the value of inventories decreased by HUF 413 million. Accounts receivables increased by HUF 602 million as a result of more and more stronger demand of customers for increasing the deadline for payments. Considerable decrease in cash, deposits and marketable securities resulted from cash demand for investments carried out from own sources last year as well as from decreasing the accounts payable.

4.3. Pannonplast's Shareholders' Equity at the end of Q1 2002 was HUF 18,064 million, the annual increase is 3.2%. Minority interests decreased by HUF 606 million, or 27.4%, mainly caused by purchasing Pannunion's 30% business share.

4.4. The Company's leverage generally has not changed. Long term debts decreased by HUF 617 million because of the rearrangement of given year's reinbursement to the short term debts. The HUF 1,140 million increase of short term debts was caused by the above mentioned rearrangement and financing the increasing customers outstanding. The HUF 819 million decrease in accounts payable was attributable to settle the last year's investments. The major part of HUF 1,188 million other current liabilities includes regular liabilities from wages, social insurance and taxes.
The sum of the Company's long and short term loans is HUF 9,480 billion, debt-to-equity ratio is 52.5%.

4.5. The Company's cash flow was in line with the actual business processes. The changes of the operating cash is HUF 145 million decrease in Q1 2002, mainly as a result of lower net income and unfavourable development of working capital. The Company spent only HUF 357 million on investments, HUF 1 billion lower than in Q1 2001. Cash on hand, end of period amounted to HUF 626 million.

5. MAJOR CORPORATE EVENTS IN Q1 2002

5.1. Both PANNONPLAST and Solvay raised the ordinary share capital of Pannon Aldra Ltd. by HUF 250 million each. The proceeds from the capital increase were used for repaying debt that was borrowed to finance developments. Through the development a complex reconstruction of the flexible PVC film manufacturing lines was realized creating the conditions for the efficient production of a competitive product range.
The organization and management of Pannon Aldra were adjusted to the new conditions. The workforce was reduced. A new managing director directs the company.

5.2. Because of the decrease in market demand and the keen price competition the result of Dexter Mould Making Co. worsened drastically, the reorganization became indispensable. Within this the company discontinued the production in the factory of Debrecen and relocated some machine-tools in the Budapest factory which operates more efficiently. The workforce was reduced by 40 persons. A new managing director directs the company.

5.3. Polifoam Ltd. established a subsidiary company in Russia under the name of Trocellen RUS, upon decision of the owners PANNONPLAST (51%) and the German HT Troplast (49%). The aim of the development is to create the conditions for the manufacturing of cross-linked PE foam used mainly for insulation. The expected costs of the investment are HUF 1.2 billion, which will ensure a capacity of 1000 tons per year. The production is expected to start in

the first half of 2003. Last year Polifoam's export to Russia exceeded 100 tons or the value of HUF 140 million.

5.4. In line with its updated development strategy, PANNONPLAST Plc. spent altogether HUF 357 million on investment in the first quarter. The company concentrates its activity on making the most of the previous investments, exploring and adjusting to the changing market opportunities, on realizing projects in order to improve efficiency and reduce costs.

5.5. On 29 April, 2002 PANNONPLAST Plc. held its annual general meeting. The AGM accepted all BOD submissions. The AGM re-elected the members of the BOD and the Supervisory Board. Upon proposal of domestic investment funds the AGM elected Mr. Gábor Ujlaki as BOD member. The BOD elected Ms. Erzsébet Fehér, Ph. D. as chairperson of the BOD.

6. EMPLOYEES

6.1. Total number of employees in the PANNONPLAST Group was 2496, 2448 and 2380 as of 31 March 2001, 31 December 2001 and 31 March 2002 respectively. The staff number decreased by 116 persons compared to the previous period. The number of employees at member companies abroad is 198.

7. CHANGES IN THE REGISTERED CAPITAL, MANAGEMENT AND ORGANIZATION OF THE COMPANY

7.1. Par value of registered capital of the Company was HUF 420,648 thousand and HUF 419,761 thousand as of 31 March 2002 and 31 March 2001 respectively. The increase is due to the issue of 8863 new shares in the framework of converting cash dividends into stock.

7.2. The Company held 43,281 pieces of treasury shares as of 31 March 2002, there was no change compared to 31 March 2001.

Budapest, 14 May, 2002

Dr. Erzsébet Fehér
CEO and Chairwoman

The Company is going to hold a press briefing for analysts and the press at its headquarter (1225 Budapest, Nagytétényi út 216.) on 14 May, 2002, 2 pm.

DATA SHEETS

Company name: PANNONPLAST Industries Plc.
Address: H-1225 Budapest, Nagytétényi út 216-218.
Sector: Plastic processing
Period: Q1 2002
Phone: (36-1) 207-1808
Fax: (36-1) 207-1464
E-mail: erika.jilling@pannonplast.hu
Investor relation: Ms. Jilling Erika

FINANCIAL DATA SHEETS

PK1. General Information Regarding Financial Data

	Yes	No
Audited		X
Consolidated	X	

Accounting Standards	Hungary	IAS	Other
		X	

PK2. Subsidiaries Involved in Consolidation

Name	Shareholders/ Equity/Capital	Stake (%)	Voting rate	Listing[1]
Pannonpipe Ltd.	2873.5	50.0	50.0	J
Moldin Ltd.	2692.4	100.0	100.0	F
Pannon Aldra Ltd.	2570.0	50.0	50.0	F
Pannunion Ltd.	2220.7	89.0	89.0	J
Tu-Plast Ltd.	931.8	60.0	60.0	F
Dexter Plc.	868.0	88.5	88.5	F
Polifoam Ltd.	754.1	51.0	51.0	F
Moldin 2000 Plc.	710.0	100.0	100.0	F
Almand Ltd.	512.7	100.0	100.0	F
Pannon-Tara Ltd.	467.7	100.0	100.0	F
FCI Ltd.	420.0	58.0	58.0	F
Multicard Ltd.	400.0	100.0	100.0	F
Unical Ltd.	334.1	100.0	100.0	F
Interagropak Ltd.	324.9	51.0	51.0	F
Pannon-Effekt Ltd.	311.0	100.0	100.0	F
Kaposplast Ltd.	310.0	100.0	100.0	F
Recyclen Ltd.	216.8	100.0	100.0	F
Kuala Ingatlanhaszn. Ltd.	179.2	100.0	100.0	F
MÜKI Ltd.	143.8	100.0	100.0	F
Karbantartó Ltd.	41.2	100.0	100.0	F

[1] Fully Controlled (F); Jointly Managed (J); Affiliated (A)

PK3. **Consolidated BALANCE SHEET (non-audited; in HUF million)**

	31.III.2002	*31. III.2001*	*index (%)*
A. Total Fixed Assets	**21 398**	**20 801**	**102,9**
Intangible Assets	1 689	1 509	111,9
Tangible Fixed Assets	19 673	19 253	102,2
Investments	36	39	92,3
B. Total Current Assets	**12 713**	**13 505**	**94,1**
Inventories	4 172	4 585	91,0
Accounts Receivable	7 806	7 204	108,4
Securities, Cash and Deposits	735	1 716	42,8
TOTAL ASSETS	**34 111**	**34 306**	**99,4**
D. Total Shareholders' Equity	**18 064**	**17 510**	**103,2**
Share capital on Par Value	421	420	100,2
Capital Reserves, Retained Earnings	17 464	16 684	104,7
Retained Earnings	179	406	44,1
Minority Interest	1 603	2 209	72,6
Deferred Income	101	139	72,7
F. Total Liabilities	**14 343**	**14 448**	**99,3**
Long Term Liabilities	5 165	5 782	89,3
Current Liabilities	9 178	8 666	105,9
- Accounts Payable	3 675	4 494	81,8
- Short Term Debt	4 315	3 175	135,9
- Other Current Liabilities	1 188	997	119,2
TOTAL S/E & LIABILITIES	**34 111**	**34 306**	**99,4**

PK4. **IAS Consolidated INCOME STATEMENT (non-audited; in HUF million)**

	31.III.2002	*31.III.2001*	*index (%)*
Sales	7 530	7 841	96,0
Cost of Sales	(5 301)	(5 559)	95,4
Gross margin	**2 229**	**2 282**	**97,7**
Selling General & Administrative	(1 779)	(1 572)	113,2
Other Expenses	(132)	(119)	110,9
Other Revenues	22	100	22,0
A. Earning before Interest and Taxes	**340**	**691**	**49,2**
Income, Financial Operations	96	62	154,8
Expenses, Financial Operations	(169)	(220)	76,8
B. Result of Financial Operations	**(73)**	**(158)**	
C. Operating Profit before Tax	**267**	**533**	**50,1**
D. Non-operating Items	**(11)**	**(3)**	
E. Income before Tax	**256**	**530**	**48,3**
Income Tax	**(38)**	**(80)**	**47,5**
F. After Tax Income	**218**	**450**	**48,4**
Minority interest	(39)	(44)	88,6
G. Net Income for the Period	179	**406**	**44,1**

PK5. IAS Consolidated CASH-FLOW STATEMENT (non-audited; in HUF million)

	31. III.2002	*31.III.2001.*
After Tax Income	179	406
Depreciation	664	674
Change in Working Capital	(1 020)	(414)
Other Operating Adjustment	32	59
Cash from Operation	**(145)**	**725**
Purchase of Fixed Assets	(357)	(1 353)
Sale of Fixed Assets	18	11
Other Cash from Investment Activity	(1)	0
Cash from Financing Activities	**(340)**	**(1 342)**
Proceeds from Share Issue	0	0
Change in Long Term Debt	(12)	610
Change in Short Term Debt	276	(212)
Dividends Paid		0
Other Cash from Financing Activities	(133)	217
Cash from Financing Activities	**131**	**615**
Net Change in Cash	(354)	(2)
Cash on Hand, Beginning of Period	980	1 401
Cash on Hand, End of Period	**626**	**1 399**

PK6. Major Off-Balance-Sheet Items: There is not such item.

DATA REGARDING SHAREHOLDING STRUCTURE AND OWNERSHIP:

RS1. Ownership Structure

Owned by	Total Sharelholders' Equity			
	31 March, 2002		31 March, 2001	
	%	pcs	%	pcs
Local Institutions	29.59	1,244,633	10.56	443,037
Foreign Institutions	56.57	2,280,291	78.81	3,308,190
Local Private Individuals	11.36	477,653	8.15	342,148
Foreign Private Individuals	0.08	3,228	0.04	1,808
Employees, Executives	1.26	52,865	1.30	54,624
Treasury Shares	1.03	43,281	1.03	43,281
Government Body	0.11	4,525	0.11	4,525
International Development Institutions	-	-	-	-
Total	100.0	4,206,476	100.0	4,197,613

RS2. Number of Treasury Shares in Current Year

1 January	31 March	30 June	30 September	31 December
43,281	43,281	-	-	-

RS3. Owners Holding 5% + of Shares (End of Period)

Name	Nationality [1]	Activity [2]	Shares held (pcs)	Stake (%)	Remarks
Pictet & CIE A.G.	F	I	474,306	11.28	
Karsai Holding Rt.	D	I	423,094	10.06	
EEDF Investments Ltd.	F	I	241,607	5.74	

1 Domestic (B), Foreing (K)
2 Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Private (P), Employee, officer (E)

DATA REGARDING THE COMPANY'S STRUCTURE AND OPERATION

TSZ2. Number of Employees (persons)

31.03.2001	1.01.2002	31.03.2002
2496	2448	2380

TSZ3. Senior Executives and Employees in Strategic Positions

There was no change in the company's structure, in the persons of executive officials and in the share ownership.

DATA REGARDING EXTRAORDINARY ANNOUNCEMENTS

ST1. Extraordinary Announcements Published during the Period

Date	Published	Subject
13.02.2002	14.02.2002	**Flash Report 2001**
25.02.2002	25.02.2002	**Extra Announcement: Capital increase at Pannon Aldra Ltd., production cutback at Dexter Co.**
28.02.2002	01.03.2002	**Extra Announcement: AGM**
11.03.2002	12.03.2002	**Extra Announcement: Addition to AGM announcement**
22.03.2002	25.03.2002	**Extra Announcement: Establishing JV in Russia**

PANNONPLAST Plc.